FORM 4

Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. *See* **Instruction 1(b).**

U. S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person *	2. Issuer Name and Ticker or Trading Symbol	6. Relationship of Reporting Person to Issuer (Check all applicable)
Krill Katherine L. (Last) (First) (Middle)	AnnTaylor Stores Corporation (ANN)	___ Director _____10% Owner **X** Officer (give title below) _____Other (specify below) President – AnnTaylor Loft

1 (cont.)	3. IRS or Social Security Number of Reporting Person (Voluntary)	4. Statement for Month/Year	7. Individual or Joint/Group Filing (Check applicable line)
C/o AnnTaylor Stores Corporation 142 West 57th Street (Street) New York New York 10019 (City) (State) (Zip)		May/2002 **5. If Amendment, Date of Original (Month/Year)**	**X** Form filed by One Reporting Person _____ Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/ Day/ Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of of Month (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
		Code	V	Amount	(A) or (D)	Price			
Common Stock	05/03/2002	F	V	3,337 See Note 1	D	$29.38 See Note 1		D	
Common Stock	05/17/2002	M		5,625 See Note 1	A	$10.33 See Note 1		D	
Common Stock	05/17/2002	S		5,625 See Note 1	D	$32.33 See Note 1		D	
Common Stock	05/17/2002	M		9,000 See Note 1	A	$15.96 See Note 1		D	
Common Stock	05/17/2002	S		9,000 See Note 1	D	$32.33 See Note 1	36,315 See Note 1	D	

Note 1: Reflects post – 3 for 2 stock split number.   **(Print or Type Responses)**   **SEC 2270 (10-94)**

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FORM 4 (continued)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
(*e.g.,* puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6. Date Exercisable and Expiration (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10. Ownership Form of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares				
Employee Stock Option (right to buy)	$10.33 See Note 1	05/17/2002	M			5,625 See Note 1	See Note a	4/21/2008	Common Stock	5,625 See Note 1		O	D	
Employee Stock Option (right to buy)	$15.96 See Note 1	05/17/2002	M			9,000 See Note 1	See Note b	3/10/2010	Common Stock	9,000 See Note 1		9,000 See Note 1	D	

Explanation of Responses:
Note 1: Reflects post- 3 for 2 stock split number.
Note a: The Option vested in four equal installments on April 21 of 1999, 2000, 2001 and 2002.
Note b: The Option vests in four equal installments on March 10 of 2001, 2002, 2003 and 2004.

<u>**Katherine L. Krill**</u>   <u>**6/6/2002**</u>
** Signature of Reporting Person   **Date**

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

 * If the form is filed by more than one reporting person, see Instruction 4(b)(v).
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. *See* 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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